UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42263

Pheton Holdings Ltd

Room 306, NET Building

Hong Jun Ying South Road, Chaoyang District

Beijing, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Resignation of Edward C Ye as independent director

On November 7, 2025, Mr. Edward C Ye tendered to Pheton Holdings Ltd (the “Company”) his resignation as an independent director of the Company, effectively immediately.

Mr. Ye’s resignation was due to personal reasons, and not as a result of any disagreement between Mr. Ye and the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Richard Wee Yong Seow as independent director

Concurrently with the resignation of Mr. Ye, the board of directors of the Company appointed Mr. Richard Wee Yong Seow to succeed Mr. Ye as a new independent director of the Company on November 8, 2025. Mr. Seow was also appointed to succeed Mr. Ye as a member of the Audit Committee, the Nomination and Corporate Governance Committee and the Compensation Committee of the Company and will replace Mr. Swee Leng Seng as the chair of the Compensation Committee. Mr. Swee Leng Seng will become the new chair of the Audit Committee.

Mr. Seow is an experienced professional in business consulting. He obtained a bachelor’s degree of Electrical & Electronics Engineering from California State University and a master’s degree of Business Administration from Oklahoma City University. From August 2022 to March 2024, he worked at the Lenovo (Singapore) Pte Ltd, a technology company, as head of sales. Prior to that, from September 2019 to June 2022, he was the business development director at Atos Information Technology (S) Pte Ltd, a technology company. He also served as an alternate director of Hin Fah Medical Company Limited, a company engaged in the sale of traditional Chinese medicine, from September 2012 to May 2024.

The Company believes that Mr. Richard Wee Yong Seow qualifies as an independent director of the Company in accordance with Nasdaq Listing Rules and regulations of the Securities and Exchange Commission (“SEC”), and Mr. Swee Leng Seng qualifies as an “audit committee financial expert” under SEC regulations.

In connection with Mr. Seow’s appointment, the Company has entered into an indemnification agreement with Mr. Seow.

Exhibits

Exhibit No.	Description
4.1	Form of Indemnification Agreement, entered by and between Mr. Seow and the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pheton Holdings Ltd

Date: November 10, 2025	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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